Exhibit 99.1

BCE announces renewal of Normal Course Issuer Bid for Preferred Shares

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

MONTRÉAL, November 6, 2025 – BCE Inc. (BCE) today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by BCE of its intention to renew its normal course issuer bid (“NCIB”) to purchase up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the TSX (the “Preferred Shares”). The period of the NCIB will extend from November 11, 2025 to November 10, 2026, or an earlier date should BCE complete its purchases under the NCIB. BCE will pay the prevailing market price at the time of acquisition for any Preferred Shares purchased plus brokerage fees payable by BCE (except with respect to purchases made under an issuer bid exemption order, which will be at a discount to the prevailing market price), and all Preferred Shares acquired by BCE under the NCIB will be cancelled.

The actual number of Preferred Shares repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out in the TSX Company Manual.

The NCIB will be conducted through a combination of discretionary transactions and purchases under an automatic securities purchase plan through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of Preferred Shares. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price.

Under the NCIB, BCE is authorized to repurchase shares of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)
R	BCE.PR.R	7,115,900	7,115,900	6,198	711,590	1,549
S	BCE.PR.S	1,882,077	1,882,077	2,435	188,207	1,000
T	BCE.PR.T	5,062,433	5,062,433	5,105	506,243	1,276
Y	BCE.PR.Y	5,406,887	5,406,887	7,255	540,688	1,813
Z	BCE.PR.Z	2,399,248	2,399,248	1,483	239,924	1,000
AA	BCE.PR.A	10,315,078	10,315,078	5,703	1,031,507	1,425
AB	BCE.PR.B	6,073,339	6,073,339	3,775	607,333	1,000
AC	BCE.PR.C	6,205,674	6,205,674	2,556	620,567	1,000
AD	BCE.PR.D	11,001,238	11,001,238	3,081	1,100,123	1,000
AE	BCE.PR.E	3,233,729	3,233,729	2,728	323,372	1,000
AF	BCE.PR.F	10,576,133	10,576,133	12,579	1,057,613	3,144
AG	BCE.PR.G	8,134,830	8,134,830	2,912	813,483	1,000
AH	BCE.PR.H	4,202,613	4,202,613	2,703	420,261	1,000
AI	BCE.PR.I	8,754,040	8,754,040	4,597	875,404	1,149
AJ	BCE.PR.J	3,782,760	3,782,760	2,186	378,276	1,000
AK	BCE.PR.K	19,391,141	19,391,141	17,873	1,939,114	4,468
AL	BCE.PR.L	1,655,388	1,655,388	711	165,538	1,000

Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)
AM	BCE.PR.M	8,987,651	8,987,651	8,473	898,765	2,118
AN	BCE.PR.N	954,422	954,422	662	95,442	1,000
AQ	BCE.PR.Q	7,743,909	7,743,909	3,914	774,390	1,000

(1)	As of October 31, 2025.
(2)	For the 6 months ended October 31, 2025.
(3)	Represents approximately 10% of the public float in respect of each series of Preferred Shares.
(4)

Represents the maximum number of shares of each series of Preferred Shares that may be purchased over the TSX (or alternative trading systems in Canada, if eligible) during the course of one trading day. This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

As of October 31, 2025, under its current normal course issuer bid that commenced on November 11, 2024 and will expire on November 10, 2025, and for which the company received approval from the TSX, BCE purchased, through the facilities of the TSX and alternative eligible trading systems, Preferred Shares as follows:

Series	Ticker	Maximum Number of Shares Subject to Purchase	Number of Shares Purchased	Weighted Average Price Paid per Security
R	BCE.PR.R	762,020	504,300	$18.85
S	BCE.PR.S	201,386	131,790	$16.75
T	BCE.PR.T	519,303	130,600	$17.96
Y	BCE.PR.Y	600,765	600,765	$18.47
Z	BCE.PR.Z	266,583	266,583	$17.90
AA	BCE.PR.A	1,120,233	887,253	$18.07
AB	BCE.PR.B	643,213	358,800	$18.08
AC	BCE.PR.C	633,067	125,000	$18.03
AD	BCE.PR.D	1,188,083	879,600	$16.72
AE	BCE.PR.E	586,351	158,500	$17.32
AF	BCE.PR.F	900,538	900,538	$17.86
AG	BCE.PR.G	841,363	278,800	$16.38
AH	BCE.PR.H	466,957	466,957	$18.64
AI	BCE.PR.I	905,824	304,200	$16.71
AJ	BCE.PR.J	389,596	113,200	$16.54
AK	BCE.PR.K	2,154,571	2,154,571	$17.42
AL	BCE.PR.L	173,088	75,500	$17.68
AM	BCE.PR.M	998,627	998,627	$18.67
AN	BCE.PR.N	101,182	57,400	$18.35
AQ	BCE.PR.Q	812,151	377,605	$23.29

BCE will enter into an automatic securities purchase plan (“ASPP”) with a designated broker in relation to the NCIB on or about the commencement date of the NCIB. The ASPP will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when BCE ordinarily would not be active in the market due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of these periods, the Preferred Shares will be repurchased by BCE at its discretion under the NCIB.

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About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

[1]	Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Richard Bengian

Richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to potential future purchases by BCE of its Preferred Shares pursuant to the NCIB and ASPP. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. There can be no assurance that BCE will repurchase all or any of the numbers of Preferred Shares referred to in this news release under the NCIB. In particular, the purchase by BCE of its Preferred Shares pursuant to the NCIB will depend, among other, on the prevailing market price from time to time of the Preferred Shares. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the potential future purchases of Preferred Shares by BCE pursuant to the NCIB and ASPP referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2024 Annual MD&A dated March 6, 2025, BCE’s 2025 First Quarter MD&A dated May 7, 2025, BCE’s 2025 Second Quarter MD&A dated August 6, 2025, BCE’s 2025 Third Quarter MD&A dated November 5, 2025 and BCE’s news release dated November 6, 2025 announcing its financial results for the third quarter of 2025, filed by BCE with the Canadian securities regulatory authorities (available at Sedarplus.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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